                               6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               September 4, 2002

                                  PRIMACOM AG
             (Exact name of Registrant as Specified in its Charter)

                                Hegelstrasse 61
                                  55122 Mainz
                              011 49 6131 931000
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  X          Form 40-F
                                ---                   ---

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                             ---                 ---

     If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------

                                                                 [PRIMACOM LOGO]


                                    CONTACTS:  Dr. Stefan Schwenkedel
                                               Member of the Executive Board
                                               Tel.: 49 6131 / 9310-200
PRESSRELEASE
AD HOC - RELEASE
                                               Alexander Hoffmann
                                               Executive Vice President
                                               Tel.: 49 6131 / 9310-150
                                               Fax: 49 6131 / 9310-189
                                               investor@primacom.de
                                               Company Web Site: www.primacom.de


MAINZ, SEPTEMBER 3, 2002 (Neuer Markt Frankfurt: "PRC" / ID No. 625 910; Nasdaq, OTC BB: PCAGY). PrimaCom AG announced today that Paul Thomason, CFO and Speaker of the Management Board has decided not to renew his employment contract with PrimaCom AG and will leave the company on September 30th, 2002. The duties of the Chief Financial Officer will be assumed by Prof. Dr. Stefan Schwenkedel, member of the Executive Board, currently responsible for Strategy and Controlling.

Mr. Thomason joined Kabelmedia GmbH, PrimaCom's predecessor, as its CFO in February 1996. In 1998 Kabelmedia merged with Sueweda to form PrimaCom. Mr. Thomason has served as PrimaCom's CFO since its origination and is its Speaker since October of 2000.

Dr. Christian Schwarz-Schilling, Chairman of the Supervisory Board of PrimaCom AG, commented: "I have enjoyed working with Mr. Thomason over the past three and a half years and appreciate the contributions made by him during his time at PrimaCom. The Supervisory Board of PrimaCom wishes him all the best in his future endeavors."

Paul Thomason, Speaker of the Executive Board and Chief Financial Officer, commented: "Over the last several months PrimaCom re-capitalized its balance sheet and made the necessary steps to operate in this tough market environment. The fact that the Company reached a near free cash flow neutral position in the second quarter reflects both of these efforts. All of PrimaCom's management has worked hard to achieve these results and I appreciate their efforts. I am confident that the Company will continue to perform and meet its goals in the future."

PRIMACOM AG (Neuer Markt Frankfurt: "PRC" or ID No. "625910" and Nasdaq, OTC BB, "PCAGY") is the fourth largest private network operator in Germany and the Netherlands, currently passing more than 1.9 million households and with approximately 1.3 million customers. PrimaCom provides customers with multi-media services via its own broadband cable network. With the introduction of digital television, high-speed Internet and data communications services, PrimaCom has introduced a range of interactive services that use a set-top box as a platform. Upgraded customers are being served with more than 100 TV and Radio programs, pay-per-view- and high-speed Internet services. PrimaCom continues to develop as a multi-media communications company.

--------------------

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. BECAUSE THESE STATEMENTS APPLY TO FUTURE EVENTS, THEY ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING PRIMACOM'S ABSENCE OF AN OPERATING HISTORY SUBSEQUENT TO THE MULTIKABEL ACQUISITION AND ITS TRANSFORMATION TO A BROADBAND COMMUNICATIONS COMPANY, ITS POSSIBLE FUTURE NEED FOR ADDITIONAL FINANCING, COMPETITIVE FACTORS AND RESTRICTIONS IMPOSED BY EXISTING AND POSSIBLE FUTURE DEBT INSTRUMENTS.